March 14, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:   Registration Statement on Form S-1 — Golfsmith International Holdings, Inc.
Ladies and Gentlemen:
          On behalf of our client, Golfsmith International Holdings, Inc., a Delaware corporation (the “Company”), please find enclosed ten copies of a Registration Statement on Form S-1 (the “Registration Statement”) related to the Company’s proposed offering of its common stock for review by the Securities and Exchange Commission (the “Commission”).
          Please contact Michael Blue of Ernst & Young at (512) 473-3452 should you have any questions with respect to the financial statements of the Company included in the Registration Statement.
          Please do not hesitate to contact Mark Mandel (212) 819-8546 or Colin Diamond at (212) 819-8754 of this firm should you have any questions regarding the enclosed documents.
Sincerely,

/s/ White & Case LLP
White & Case LLP
MLM:CJD
Enclosures

cc:	Virginia Bunte, Senior Vice President and Chief Financial Officer, Golfsmith International Holdings, Inc.